Exhibit 99.98

CONSENT

The undersigned hereby consents to:

(i)	the use of my name;
(ii)	the use of the scientific and technical information related to the TLC Property, Falchani Project, Macusani Project and TECMMINE in Lima, Peru; and
(iii)	the scientific, technical and technical geological information contained in the news releases;

each of which is included in this registration statement on Form 40-F being filed by the American Lithium Corp. with the United States Securities and Exchange Commission.

/s/Ted O’Connor
Ted O’Connor, P.Geo.
Date: December 21, 2022